United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  January 2003


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        (Check One) Form 20-F X Form 40-F
                                              --         --


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              (Check One) Yes    No X
                                             --    --

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b). 82-   .)
                                      ---

[COMPANHIA VALE DO RIO DOCE LOGO]                                  Press Release


                      CVRD: 2003 Earnings Release Schedule

Rio de Janeiro, January 9, 2003 - Companhia Vale do Rio Doce(CVRD) informs the earnings release schedule during the year 2003:

February 26   -2002 earnings;
May 14        -1Q03 earnings;
August 13     -2Q03 earnings;
November 12   -3Q03 earnings.

--------------------------------------------------------------------------------


                                        For further information, please contact:
   Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                                    ---------------------------
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                                       ------------------------
                    Barbara Geluda:  barbara.geluda@cvrd.com.br +55-21-3814-4557
                                     --------------------------
                     Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
                                     --------------------------
         Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                               --------------------------------
                     Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
                                     --------------------------

This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               COMPANHIA VALE DO RIO DOCE
                                                         (Registrant)


Date:  January 13, 2003

                                               By: /s/ Fabio de Oliveira Barbosa
                                                   -----------------------------
                                                     Fabio de Oliveira Barbosa
                                                     Chief Financial Officer